Exhibit 99.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-155717 on Form F-3 of our report dated February 28, 2008 (January 9, 2009 as to the effects of the presentation of Marketing Services segment as a discontinued operation as described in Note 5 and as to the sale of ChoicePoint Inc. to Reed Elsevier in September 2008 as described in Note 14 to the consolidated financial statements) relating to the consolidated financial statements of ChoicePoint Inc. and subsidiaries, appearing in the Current Report on Form 6-K of Reed Elsevier PLC and Reed Elsevier NV filed on January 13, 2009, and to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Atlanta, Georgia
January 13, 2009